FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

4 April 2024

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Merrill Lynch International ("Merrill Lynch") as part of its buy-back announced on 22 February 2024.

UK Venues

Date of purchase:	4 April 2024
Number of ordinary shares of US$0.50 each purchased:	3,362,900
Highest price paid per share:	£6.4440
Lowest price paid per share:	£6.3310
Volume weighted average price paid per share:	£6.4016

All repurchases on the London Stock Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

There were no repurchases on The Stock Exchange of Hong Kong Limited.

Since the commencement of the buy-back announced on 22 February 2024, the Company has repurchased 168,490,160 ordinary shares for a total consideration of approximately US$1,297.6m.

Following the cancellation of the shares repurchased on the UK Venues, the Company's issued ordinary share capital will consist of 18,947,467,098 ordinary shares with voting rights. There are no ordinary shares held in treasury. Cancellation of the shares repurchased on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

The above figure of 18,947,467,098 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by Merrill Lynch on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/4011J_1-2024-4-4.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Corporate Governance & Secretariat

+44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 04 April 2024